

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 6, 2005





Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
6 April 2005 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116


FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293

Incorporated in Western Australia

6 April 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

2nd Well planned at Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

FAR has received a notification from the Operator, Vaquero Partners, LLC of Houston, Texas, advising a location has been prepared for the drilling of the Vaquero #2 well and confirming the right of interest holders in the #1 well to participate in the proposed #2 well on a non promoted basis.

According to the advice, the Welder Ranch Vaquero #2 will offset the recently drilled Esenjay Bell #4 well which lies approximately 1,200 feet to the north. The Bell #4 well (in which FAR has no interest) was the 4th in a series of nearby wells that exhibit prolific gas production from the Deep Wilcox and, whilst unconfirmed, is believed to have intersected gas pay in the same fault block as the proposed Vaquero #2 well.

The Vaquero #2 well will test for Deep Wilcox gas objectives and has a planned total depth of approximately 17,000 feet. A drill site has been cleared; a drill permit has issued and the Nabors Drilling Land Rig 520 is likely to move directly onto the location once a well head has been installed on the Vaquero #1 well (possibly within one week). Drilling duration of the #2 well is approximately 45 days on a trouble free basis.

Subject to formal confirmation, the drilling of the #2 well is likely to occur concurrently with the completion of the #1 well which has experienced delays associated with a mechanical problem that has now been rectified.

Once a well head has been installed on the Welder Ranch Vaquero #1 well, the evaluation and testing of several zones of interest between 9,000 and 14,000 will resume. Completion attempts will first be made in certain of the deeper geopressured sands evident on well logs, which, if productive, may require fracture stimulation.

The results will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

The Vaquero #1 well and proposed #2 well are on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR is paying 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR will pay 9 percent toward the cost of all future wells in which it participates within the AMI.

Bay Courant, Lafourche Parish, Louisiana (FAR 20%)

The SL 17316 #1 well at Bay Courant has been completed for oil and gas production from the Bourg Sand Interval between 12,687 and 12,695 feet. Well testing has been completed and Moncla Barge Rig 104 has moved off location.

The Bourg sand was perforated as planned through tubing and flow tested with the final test on a 10/64 inch choke measuring at the rate of 117 barrels of oil per day, 348 thousand cubic feet of gas per day and 259 barrels of water per day at a flowing tubing pressure of 2,564 psi.

The gas sales line from the battery site to the Tennessee Gas Pipeline interconnect has been successfully hydrotested. Bids for the installation of the flowline from the well to the battery site are due this week. FAR is now waiting on advice from the Operator concerning the program to tie in and produce the well with projected first production in April 2005.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved.

For further information contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au